

April 30, 2021

Paul Edgecliffe-Johnson
Chief Financial Officer
INTERCONTINENTAL HOTELS GROUP PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kingdom

> **Re: INTERCONTINENTAL HOTELS GROUP PLC**
> **Form 20-F for the year ended December 31, 2020**
> **Filed on March 4, 2021**
> **File No. 001-10409**

Dear Mr. Edgecliffe-Johnson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the year ended December 31, 2020

Other Financial Information, page 212

1. Your computation of free cash flow appears to differ from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). Please revise the title of your non-GAAP measure, to avoid potential confusion with free cash flow as typically calculated, to adjusted free cash flow or something similar. Refer to Question 102.07 of the staff's Compliance & Discussion Interpretation on Non-GAAP Financial Measures for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-

3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction